NORTHERN DYNASTY ANNOUNCES US$10.0 MILLION BOUGHT DEAL

March 12, 2019, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) announces that it has entered into an agreement dated March 12, 2019 with Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner, on behalf of itself and a syndicate of underwriters including BMO Capital Markets, H.C. Wainwright & Co., LLC. and TD Securities Inc. (collectively, the “Underwriters”) to purchase, on a bought deal basis, 15,625,000 common shares of the Company (the “Offered Shares”) at the price of US$0.64 per Offered Share (the “Issue Price”) for aggregate gross proceeds of US$10.0 million (the “Offering”).

In addition, the Company has agreed to grant to the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, in the sole discretion of the Underwriters to purchase up to an additional 2,343,750 Offered Shares at the Issue Price for a period of up to 30 days after the closing of the Offering for potential additional gross proceeds to the Company of up to US$1.5 million. The Company has agreed to pay the Underwriters a cash commission equal to 6% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option.

The Offering is expected to close on or about March 18, 2019 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NYSE American. Proceeds of the Offering are anticipated to be used for (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and the advancement of completion of the United States Army Corps of Engineers Environmental Impact Study, (ii) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government, Alaska Native partners and broader regional and state-wide stakeholder groups, and (iii) for general corporate purposes. It remains the Company’s goal to repartner the Pebble Project.

The Offering will be made by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s existing Canadian base shelf prospectus (the “Base Shelf Prospectus”) and related U.S. registration statement on Form F-10 (SEC File No. 333-229262) (the “Registration Statement”). The U.S. form of Base Shelf Prospectus is included in the Registration Statement. The Prospectus Supplement has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on SEDAR at www.sedar.com. The United States Prospectus Supplement (together with U.S. Base Shelf Prospectus and the Registration Statement) will be available on the SEC’s website at www.sec.gov. Alternatively, the Prospectus Supplement may be obtained, when available, upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com; Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

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This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569- 5897

Forward Looking Information and other Cautionary Factors

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “plan”, “update” and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the likelihood of completion of the Offering, the amount of funds to be raised, the use of proceeds of the Offering, the anticipated closing date of the Offering, the the finalization by the United States Army Corps of Engineers of the Environmental Impact Study, the ability of the Company to proceed with permit applications for the development of the Pebble Project, the ability of the Company to obtain the necessary federal and state permits for the development of the Pebble Project and the ability of the Company to secure required Canadian and US regulatory and stock exchange acceptances for the Offering. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.